December 2, 2024

Michele M. Kawiecki
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

       Re: First Merchants Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41342
Dear Michele M. Kawiecki:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Brian Hunt